Exhibit 99.1

December 30, 2025

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have read the statements contained under the caption “Change in Registrant’s Certifying Accountant” in the Information Statement included as Exhibit 99.1 to the Form 6-K to be filed by Ming Shing Group Holdings Limited with the Securities and Exchange Commission on December 30, 2025. We agree with the statements contained therein insofar as they relate to our Firm. We have no basis to agree or disagree with other statements of the registrant contained therein.

Sincerely,

/s/ SRCO Professional Corporation

CHARTERED PROFESSIONAL ACCOUNTANTS

Authorized to practice public accounting by the

Chartered Professional Accountants of Ontario